

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

August 25, 2009

Mr. Robert C. Reeves
Senior Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary
Encore Energy Partners LP
777 Main Street, Suite 1400
Fort Worth, TX 76102

> **Re:** **Encore Energy Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 4, 2009**
> **Response Letter Dated June 11, 2009**
> **File No. 001-33676**

Dear Mr. Reeves:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director